EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland Real Estate Income Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-207519) on Form S-3 of Inland Real Estate Income Trust, Inc. of our report dated December 16, 2015, with respect to the combined historical summary of gross income and direct operating expenses of Settlers Ridge and Milford Marketplace for the year ended December 31, 2014.

Our report related to the combined historical summary of gross income and direct operating expenses refers to the fact that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP

Chicago, Illinois
December 16, 2015